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                            September 26, 2023

       Ryan Melsert
       Chief Executive Officer
       American Battery Technology Company
       100 Washington Street, Suite 100
       Reno, NV 89503

                                                        Re: American Battery
Technology Company
                                                            Registration
Statement on Form S-3
                                                            Filed September 14,
2023
                                                            File No. 333-274524

       Dear Ryan Melsert:

              We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Registration Statement on Form S-3

       General

   1. We note that your company incurred a net loss in fiscal year 2022. Accordingly, please update your financial
statements and related financial information in accordance with Rule
                                                        8-08(b) of Regulation
S-X. You will need to include your audited financial statements or file and incorporate by
reference your annual report for fiscal year ended June 30,
                                                        2023 before we will
accelerate the effective date of your registration statement.

               We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 Ryan Melsert
American Battery Technology Company
September 26, 2023
Page 2

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

      Please contact Michael Purcell, Staff Attorney, at 202-551-5351 or Daniel Morris, Legal
Branch Chief, at 202-551-3314 with any questions.



                                                           Sincerely,
FirstName LastNameRyan Melsert
                                                 Division of Corporation
Finance
Comapany NameAmerican Battery Technology Company
                                                 Office of Energy &
Transportation
September 26, 2023 Page 2
cc:       S. Chase Dowden
FirstName LastName